40-202A

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 03 2006
WASH. D.C.
213

File No. 803-00191

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of

ORIGINAL

The Fisher Group, LLC
Two Towne Square, Suite 900
Southfield, Michigan 48076

APPLICATION FOR ORDER UNDER SECTION 202(a)(11)(F)
OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED
("ADVISERS ACT") DECLARING APPLICANT TO BE A
PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Written or oral communications regarding this application
should be addressed to:

Jennifer Oertel, Esq.
Jaffe, Raitt, Heuer & Weiss, Professional Corporation
27777 Franklin Road, Suite 2500
Southfield, MI 48034

(248) 351-3000

TABLE OF CONTENTS

I. INTRODUCTION

The Fisher Group, LLC (the "**Company**" or "**Applicant**"), a Michigan, limited liability company, hereby files this Application ("**Application**") for an Order ("**Order**") of the Securities and Exchange Commission ("**Commission**") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended ("**Advisers Act**") declaring it to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND INFORMATION REGARDING THE FISHER GROUP, LLC

The Company was formed in 2003 as a Michigan limited liability company to serve as the "family office" for Max M. Fisher, his wife, Marjorie S. Fisher ("**Mrs. Fisher**"), and their lineal descendants and spouses (the "**Fisher Family**"). The Company is a single member limited liability company, which, at the time of its creation, was owned entirely by Max M. Fisher, as the trustee of The Max M. Fisher Revocable Trust (the "**MMF Trust**"). Mr. Fisher died on March 3, 2005. The MMF Trust, through its successor trustees, continues to be the Company's sole member. Mr. Fisher's estate is currently being administered. It is anticipated that the MMF Trust's interest in the Company will be allocated to the Max M. Fisher Marital Trust (the "**MMF Marital Trust**"), to be held for the sole benefit of Mrs. Fisher for her lifetime.

The services provided by the Company consist of the following: (1) investment management (including coordination with third-party registered investment advisers and investment managers, recommending and implementing investment decisions, managing cash, reviewing performance data, and monitoring and adjusting asset allocations as more fully described below); (2) bookkeeping and administration; (3) coordination of banking and other financial services; (4) accounting; (5) tax planning and preparation; (6) estate planning; and (7) coordination of professional services of accountants and attorneys. The Company employs ten full-time employees and one half-time employee. Two employees devote all or most of their time (approximately 75% and 100%) to investment management services. These services include the hiring, supervision and termination of third-party registered investment advisors and discretionary managers (which currently include seventeen (17) investment managers and two (2) investment advisers), recommending and implementing investment decisions, managing cash, reviewing performance data, monitoring and adjusting asset allocations (in consultation with several third-party registered investment advisors), conducting due diligence of proposed investments, and monitoring the performance of existing investments. A third employee devotes approximately one-half of her time to such investment-related services, and the Chief Executive Officer of the Company (a member of the Fisher Family) devotes approximately ten percent (10%) of his time to the Company's investment management services. The other seven (7) employees devote their time exclusively to the other services provided by the Company. On a full-time equivalent basis, approximately 2.35 employees perform investment advising activities and approximately 8.15 employees devote their time to providing the Company's other services.

The Company's clients are limited to (1) Mrs. Fisher, (2) the lineal descendants of Mr. and Mrs. Max M. Fisher and their spouses, (3) the MMF Trust, (4) the MMF Marital Trust, (5) Martinique Hotel, Inc. ("**Mhotel**"), a Delaware corporation wholly owned by members of the Fisher Family, (5) a private foundation created by Mr. and Mrs. Fisher (the "**Fisher Foundation**"), and (6) trusts, partnerships, limited liability companies, corporations (profit and non-profit) and other entities that are either wholly-owned by, created by(in the case of charitable organizations), or for the exclusive benefit of, members of the Fisher Family (collectively, the "**Fisher Family Entities**")(the Fisher Family and the Fisher Family Entities will be herein referred to collectively as the "**Clients**"). In addition, the Company's Chief Investment Officer, who is not a member of the Fisher Family, is permitted to voluntarily defer a portion of her compensation through a phantom investment in selected Fisher Family investment vehicles. Although some of the Fisher Family entities may be considered to be "private funds" under amended Rule 203(b)(3)-1, the investors in such funds are all Clients. None of the Fisher Family Entities is an "investment company" as defined in Section 3 of the Investment Company Act of 1940, as amended.

During Mr. Fisher's lifetime, all decisions related to the Company were made solely by Mr. Fisher as the Company's manager. The Company is now managed by a board of managers consisting of the four trustees of the MMF Trust: Mrs. Fisher, one of Mr. Fisher's sons (who is also the Chief Executive Officer of the Company), and two unrelated independent trustees.

The Company has two committees, an Investment Committee and a Strategic, Tax and Estate Planning Committee. The Investment Committee consists of four members selected by the Company's board of managers and is chaired by the Company's Chief Investment Officer. The members of the Investment Committee currently include two Company employees (one of whom is a Fisher Family member), a real estate professional (a Fisher Family member) and an unrelated individual who has had a long and close relationship with the Fisher Family. The Investment Committee meets periodically to consider the investment recommendations of the registered investment advisors used by the Company and the Company's Chief Investment Officer. The Investment Committee discusses, debates and then approves, modifies or declines the investment recommendations presented. The Investment Committee then presents its recommendations to each Client, and the Client decides whether or not to follow the Investment Committee's recommendations. It is not unusual for a Client to accept some, but not all, of the Committee's recommendations. This final decision is made by the Client, and is then implemented by the Company. The Company does not exercise investment discretion over investments by its Clients except in two cases. The Fisher

Foundation and Mhotel have delegated limited decision-making and implementation authority to the Investment Committee in certain cases involving either high-grade securities or specified dollar limits. All other Clients make their own decisions as to whether or not to follow the recommendations of the Investment Committee. The Strategic, Tax and Estate Planning Committee, consisting of certain of the Company's employees, an accountant, and two attorneys, meets periodically to discuss and review the Clients' financial plans and to recommend financial, tax and estate planning strategies to the Clients.

The Company's direct expenses and overhead costs are paid by three Fisher Family Entities and Mrs. Fisher, on behalf of all of the Clients. The Company is not operated to produce a profit. The payments received by the Company currently cover only the direct and overhead costs actually incurred by the Company in the provision of services to its Clients. The Company does not intend to generate a profit in the future.

The Company does not currently, and does not intend to, hold itself out to the public as an investment adviser. The Company is not even listed in the telephone book or on the Internet. The Company does not advertise in any publication as an investment adviser, nor does it intend to engage in advertising or marketing of its services to the public. With the exception of the phantom deferred compensation arrangement with the Company's Chief Investment Officer, the Company does not provide investment opportunities or advice to anyone other than the Clients.

III. <u>REQUEST FOR AN ORDER</u>

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities…."

Section 203(b) and 203A(a) of the Advisers Acts provide several exceptions from registration under Section 203(a). These exceptions to registration do not appear to apply to the Company. Specifically, the first exception, for "intrastate" investment advisers, is not available to the Company because not all of the members of the Clients are residents of Michigan; in any event, reliance upon this exception would require the Company to limit its investment advisory activities to unlisted securities, an asset allocation restriction that would be unacceptable to the Company. The second exception is not available to the Company because the Clients are not insurance companies. The third exception, for "private" investment advisers with fewer than 15 clients, may not be available to the Company even though the Company does not hold itself out to the public as an investment adviser or act as an investment adviser to any registered investment company or business development company. In the past, the Company has not had 15 or more Clients; however, there is one member of the Fisher Family who is imminently going to graduate from college and move out of her parent's residence, in which case she will be counted as an additional Client, thus putting the Company at 15 Clients. The Company does not meet the requirements of the fourth exception because it is neither a charitable organization (as defined in the Investment Company Act of 1940, as amended) nor does it act within the scope of employment by a charitable organization. The fifth exception is not available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, as amended, or a person or entity eligible to establish and maintain such a plan, or employed by, or acting on behalf of, such plan or person. Because the Company is not registered with the Commodity Futures Trading Commission as a commodity trading advisor, the sixth exception is not available to the Company. Finally, because the Company manages at least $25 million in assets, the Company is not prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act.

Therefore, if the Company were found to be within the definition of investment adviser it would appear, in the absence of any order of the Commission to the contrary, to be required to register under Section 203(c) of the Advisers Act. Certain entities, however, may be excluded from the definition of investment adviser under Section 202(a)(11) if they are held to be "persons not within the intent of [Section 202(a)(11)], as the Commission may designate by rules and regulations or order."

Requiring the Company to register under Section 203(c)(1) of the Advisers Act would not advance the public interest and is inconsistent with the purposes and intent of the Advisers Act for the following reasons: (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company exclusively serves as the "family office" for the Fisher Family, providing many services other than those traditionally provided by investment advisers and itself relies on many registered investment advisers for advice, and (iii) the payments received by the Company generally cover only expenses and overhead costs of the Company and historically have not generated, and in the future will not be intended to generate, a profit for the Company. In fact, requiring the Company to incur the time and expense associated with registration and ongoing compliance would create a significant burden for the Company as well as its Clients which cover the expenses and costs of the Company. This could significantly and adversely affect the ability of the Company to efficiently perform the various services as a "family office" for its Clients.

For these reasons, as further discussed below, the Company, as it currently operates, should not be considered by the Commission to be within the intent of the definition of "investment adviser" as contained in Section 202(a)(11) of the Advisers Act. The Company therefore requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring the Company to be a person not within the intent of the Advisers Act.

IV. DISCUSSION

a. The Company Does Not Hold Itself Out To The Public As An Investment Adviser

The Company cannot be considered to hold itself out to the public as an investment adviser. The Company's name and telephone number do not even appear in the telephone book or on the Internet, and the Company's name does not connote that it provides investment advisory services. Moreover, the Company does not engage in any advertising or marketing activities whatsoever and does not attend investment-related conferences as a vendor. In fact, the Company believes that the public in general does not even know of the Company's existence, with the exception of the Company's own employees, close family acquaintances and the service providers and professionals the Company hires for assistance. The Company does not solicit retail clients and does not intend to do so in the future, and the Company's sole reason for existence is to serve as a "family office" for the Fisher Family. The Company believes that the fact that it does not, and will not in the future, hold itself out to the public as an investment adviser should be taken into account in determining whether the Company's services as a "family office" to the Fisher Family require registration under the Advisers Act.

b. The Company Provides Services Other Than Those Traditionally Provided By Investment Advisers

As part of the comprehensive services provided to its Clients, the Company consistently provides unique administrative, personal financial and support services for the Fisher Family. The services provided by the Company consist of the following: (1) investment management (including coordination with third-party registered investment advisers and investment managers, recommending and implementing investment decisions, managing cash, reviewing performance data, and monitoring and adjusting asset allocations); (2) bookkeeping and administration; (3) coordination of banking and other financial services; (4) accounting; (5) tax planning and preparation; (6) estate planning; and (7) coordination of professional services of accountants and attorneys. These types of services are consistent with the functions of a "family office" serving the needs of a single family, and are not of the type typically provided by traditional investment advisers. In fact, 8.15 full-time equivalent employees of the Company do not spend any time on investment advisory activities. The Company believes that the unique nature of these services, and the fact that advisory services are merely one component of the Company's "family office" service offerings, should be taken into account in determining whether the Company's services as a "family office" to the Fisher Family require the Company to register under the Advisers Act.

c. Payments Received By The Company Are Designed To Cover The Company's Costs, Not To Generate Profit

As previously described, the payments received by the Company historically have not generated, and in the future will not be intended to generate, a profit for the Company. The Company is therefore not like: (i) a broker or a dealer who receives competitive brokerage commissions from clients when effecting securities transactions that are related to the giving of investment advice; (ii) an insurance agent who receives competitive sales commissions when clients pay premiums to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who receives competitive fees from clients for designing financial or estate plans that are related to the giving of investment advice. In those scenarios, the receipt of investment advisory income can be inferred from the services performed and the competitive fees and commissions earned. In contrast, the Company receives payments which are not designed to generate a profit. In fact, the mere coverage of expenses, instead of the intent to generate a profit, would be an unlikely business proposition for a traditional investment adviser. The Company believes that the type of fees that it receives for its services, particularly the absence of a profit motive, should be taken into account in determining whether the Company is a person within the intent of the Advisers Act.

d. There Is No Public Interest In Requiring The Company To Be Registered Under The Advisers Act

The Advisers Act protects the public by requiring regulation of investment advisers engaged in the business of providing advice regarding securities to the general public. The Company is a private organization that was formed to be the "family office" for the Fisher Family. The Applicant does not assert that investment advisers to wealthy or sophisticated individuals should be exempt from registration. However, the Company has no public clients in the sense of retail investors. All of the Clients have a close relationship with the Company and with one another in that they are all either immediate members of the Fisher Family or entities created by and for the exclusive benefit of members of the Fisher Family. Only the Company's Chief Investment Officer is allowed to indirectly participate in certain investments by deferring a portion of her income as a phantom investment. Indeed, the types of services provided to the Fisher Family and the Fisher Family Entities are significantly different in type and magnitude from the services regularly performed by an investment adviser for retail investors. The Company's services are sharply tailored to the needs of the Fisher Family and the Fisher Family Entities, not to the needs of the investing public as a whole. Moreover, the Company largely relies upon the advice of many registered investment advisers. Further, the payments received by the Company are designed to permit the Company to operate for the benefit of the Fisher Family and the Fisher Family Entities but not to generate a profit. In fact, requiring the Company to incur the time and expense associated with registration and ongoing compliance would create a significant burden for the Company as well as its Clients who cover the expenses and costs of the Company.

Finally, the Company has no plans to solicit clients from the retail public. It was organized to serve as the "family office" for the Fisher Family, and has no current intention to do otherwise. As a result, it does not serve the public interest to apply the Advisers Act to the Company's activities.

V. **PRECEDENT**

The relief requested in this Application is substantially similar to that granted by the Commission in a number of instances.

In the Matter of Bear Creek, Inc. (Investment Advisers Act Release No. 1935 (April 4, 2001)), the Commission determined the company, a registered investment adviser, to be a person not within the intent of the Advisers Act. In Bear Creek, the company was formed by a trust which owned all of the company's stock. The trust existed for the benefit of a single family and its descendants and was formed to serve as the family office of such family. The company had an investment advisory committee, provided investment advice to, and served as trustee for, at least 70 family trusts, with a minimum of 30 beneficiaries (all family members). In addition to the other services provided, the company's investment management services included trust administration, investment management services using third party subadviser, individual investment strategies for trust accounts, and the preparation of quarterly reports. Unlike the Company, which only receives payments to cover out-of-pocket expenses, the company in Bear Creek charged an administrative management fee based on the dollar size of the assets in the trust. Like the Company, the company in Bear Creek did not offer or perform services to the public.

In the Matter of Longview Management Group LLC (Investment Advisers Act Release Nos. IA-2013 (February 7, 2002)) the Commission declared the company, a limited liability company and registered investment adviser created to conduct the investment affairs and manage the assets of a single family, to be a person not within the intent of the Advisers Act. Similar to the Company, the company in Longview was owned by a trust whose ultimate beneficiaries were the members of a single family, was formed to serve as the family office for such family, and employed a small number of non-family members to assist in day-to-day operations, although most of its officers, employees and portfolio managers were family members. In addition, the services provided in Longview included management of the assets of certain non-family members.

Similarly, In the Matter of Kamilche Company (Investment Advisers Act Release No. IA-1970) (August 27, 2001), the Commission declared the company to be a person not within the intent of the Advisers Act where a corporation was formed as the holding company of an operating company owned by the lineal descendants of a married couple, whose stock was owned directly by or for the exclusive benefit of members of such family, and that furnished services, including "family office" services and investment advice, to such family members and the entities created by and for the sole benefit of such family.

In another similar matter, In the Matter of Moreland Management Company (Investment Advisers Act Release No. 1706 (March 10, 1998)), the Commission determined that the corporation was not a person within the intent of the Advisers Act where all of its stock was owned by a trust for the benefit of a single family and which furnished investment advice and other services to the trust, the immediate members of such family and the trusts, foundations and other entities created by them or by the trust to serve as investment vehicles.

In the Matter of Donner Estates, Inc. (Investment Advisers Act Release No. 21 (November 3, 1941)), a corporation was deemed a person not within the intent of the Advisers Act where all of its stock was held in trust for the benefit of members of a single family and which furnished investment advisory services to such trust created by and for the benefit of members of the same family, or for the benefit of a former employee of a member of such family, and to a charitable trust and a charitable corporation created by a member of such family.

In the Matter of The Pitcairn Company (Investment Advisers Act Release No. 52 (March 2, 1949)), the services provided by the corporation were also provided to non-family officers or stockholders of the corporation, for a fee. The corporation in Pitcairn held, invested and reinvested its funds, managed its investments and also manufactured and sold valves and fittings. Except for four churches, all of the stockholders of the corporation and all of the living beneficiaries of trusts holding the corporation's stock were three brothers, their spouses, descendants or spouses of descendants. Three of the trustees of such trusts holding the corporation's stock were non-family officers of, or counsel to, the corporation. Incident to the management of its own investments and administrative duties, the corporation in Pitcairn rendered certain services to most of its stockholders, including safekeeping and physical handling of securities, the collection of income from such securities, the keeping of books and records, preparation and filing of tax returns, the payment of certain expenses, and the rendering of investment advice. Three employees of the corporation devoted a substantial portion of their time to such investment advisory services, which were provided basically at cost. Although the corporation never solicited anyone to use its investment advisory services, it did render such services for a fee to certain non-family officers or stockholders of the corporation. The Commission found that the corporation in Pitcairn was a person not within the intent of Section 202(a)(11) of the Advisers Act.

In the Matter of Roosevelt & Son (Investment Advisers Act Release No. 54 (August 31, 1949)), a general partnership was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which various members of the family had an interest or were beneficiaries. Other accounts were non-family accounts that were originally accepted based upon friendship or prior employment with the family. Approximately 80% of the time put in by employees of the partnership was spent on preparing tax returns and bookkeeping operations relating to investments. The other 20% was devoted to the management of personal and real property owned by partners or clients. The Commission granted an order stating that the partnership in Roosevelt was a person not within the intent of the Advisers Act.

The Orders issued by the Commission in the above matters strongly support the Company's position that it is not within the intent of the Advisers Act.

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been manually executed by the Chief Executive Officer of the Company. The Applicant desires that the Commission issue the requested Order without a hearing pursuant to Rule 0-5 under the Advisers Act.

Pursuant to Rule 0-4(f) under the Advisers Act, the Applicant states that its address is: The Fisher Group, LLC, Two Towne Square, Suite 900, Southfield, Michigan 48076.

Applicant further states that all written or oral communication concerning this Application should be directed to: Jennifer Oertel, Esq., Jaffe, Raitt, Heuer & Weiss, Professional Corporation, 27777 Franklin Road, Suite 2500, Southfield, MI 48034 whose phone number is (248) 351-3000.

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Organization and Operating Agreement of the Company, and the undersigned Chief Executive Officer of the Company is fully authorized to execute this Application under such documents. The Company has adopted the Board of Managers Resolutions attached hereto as Exhibit A authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached hereto as Exhibit B, the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above, and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Advisers Act is attached hereto as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Organization and Operating Agreement of The Fisher Group, LLC have been complied with in connection with the execution and filing of this Application. The Fisher Group, LLC, by resolutions duly adopted by its Board of Managers as of February 2, 2006 (a certified copy of which resolutions are attached as Exhibit A to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Fisher Group, LLC has caused the undersigned to sign this Application on its behalf in the County of Oakland, State of Michigan, on this 2nd day of February, 2006.

The Fisher Group, LLC

By: ______________________

Name: Phillip Wm. Fisher
Title: Chief Executive Officer

Attest:

____

LATANYA LESTER

1201222.02

EXHIBIT A

The Fisher Group, LLC

The undersigned hereby certifies that he is the Chief Executive Officer of The Fisher Group, LLC and further certifies that the following resolutions were duly adopted by the Board of Managers on February 2, 2006, and are still in full force and effect:

RESOLVED, that the officers of The Fisher Group, LLC be, and each of the officers hereby is, authorized to prepare and execute on behalf of The Fisher Group, LLC, and to file with the Securities and Exchange Commission ("**SEC**") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended ("**Advisers Act**"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring The Fisher Group, LLC to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the officers of The Fisher Group, LLC be, and each of the officers hereby is, authorized to file with the SEC such application or applications, and any amendments thereto, in such form as the officer deems or the officers deem necessary and appropriate, and to do any and all things necessary or proper under the Investment Company Act of 1940, as amended, the Advisers Act, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer or officers to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 2nd day of February, 2006.

By: ______________________
Name: Phillip Wm. Fisher
Title: Chief Executive Officer

EXHIBIT B

VERIFICATION

State of Michigan	)	
	)	
	)	ss.
County of Oakland	)	

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated February 2, 2006 (the "**Application**"), for and on behalf of The Fisher Group LLC (the "**Company**"); that he is the Chief Executive Officer of the Company; and that all action by members, managers and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The Fisher Group, LLC

By: ______________________
Name: Phillip Wm. Fisher
Title: Chief Executive Officer

On the 2nd day of FEB, 2006, before me, LYTANYA LESTER, the undersigned Notary Public, personally appeared Phillip Wm. Fisher, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed it.

Witness my hand and official seal.

Lytanya E. Lester
Notary Public
Oakland County, Michigan
My comm. expires: January 22, 2008
Acting in Oakland County

My commission expires: 1/22/08

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-__________________; __________]

The Fisher Group, LLC; Notice of Application

______________________, 2006

AGENCY: Securities and Exchange Commission ("Commission"); Notice of Application

ACTION: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

APPLICANT: The Fisher Group, LLC ("Applicant")

RELEVANT ADVISERS ACT SECTIONS: Order for exemption requested under Section 202(a)(11)(F) from Section 202(a)(11).

SUMMARY OF APPLICATION: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11), which defines the term "investment adviser."

FILING DATE: The application was filed on __________________, 2006

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [insert date 30 days after notice] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, The Fisher Group, LLC, Two Towne Square, Suite 900, Southfield, Michigan, 48076.

FOR FURTHER INFORMATION CONTACT: ______________________, at (202) 551-6787, (Division of Investment Management, Office of Investment Adviser Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application; the complete Application may be obtained for a fee from the Commission's Public Reference Branch.

I. APPLICANT'S REPRESENTATIONS

The Applicant hereby makes the following representations:

1. The Fisher Group, LLC ("Applicant") was organized as a Michigan limited liability company in 2003 by the Max M. Fisher Trust (the "Trust"), which was, and is today, the sole member of the Applicant. It is anticipated that, as part of the administration of Mr. Fisher's estate, the Trust's interest in the Company will be allocated to the Max M. Fisher Marital Trust to be held for the sole benefit of Mrs. Fisher for her lifetime.

2. Applicant operates as the "family office" for the exclusive benefit of Mrs. Fisher, her lineal descendants and their spouses, and the various entities that are either wholly-owned by, created by (in the case of charitable organizations), or for the sole benefit of, members of the Fisher Family.

3. The "family office" services provided by Applicant include: (1) investment management (including coordination with third-party registered investment advisers and investment managers, recommending and implementing investment decisions, managing cash, reviewing performance data, and monitoring and adjusting asset allocations); (2) bookkeeping and administration; (3) coordination of banking and other financial services; (4) accounting; (5) tax planning and preparation; (6) estate planning; and (7) coordination of professional services of accountants and attorneys. Investment management services include the hiring, supervision and termination of third-party registered investment advisors and discretionary managers, recommending and implementing investment decisions, managing cash, reviewing performance data, monitoring and adjusting asset allocations (in consultation with several third-party registered investment advisors), conducting due diligence of proposed investments, and monitoring the performance of existing investments.

4. Applicant employs 10 full-time employees and one half-time employee. On a full-time equivalent basis, approximately 2.35 employees perform investment advising activities and approximately 8.15 employees devote their time to providing the Company's other services.

5. The payments Applicant receives for its services have not, and are not intended to, generate a profit for Applicant. Applicant represents that the

payments it receives only cover direct and overhead costs.

6. Applicant does not hold itself out to the public as an investment adviser and is not listed in the telephone book or other directory as an investment adviser. Applicant does not engage in any advertising, it does not attend conferences related to investment management as a vendor, and it does not conduct any marketing activities whatsoever.

7. Applicant represents that it has no public retail or institutional clients, has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investment public. Applicant further represents that its sole purpose is to serve as a "family office" for the Fisher Family.

II. APPLICANT'S LEGAL, ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ." Section 202(a)(11)(F) of the Advisers Act authorizes the Commission to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the Commission. Section 203(b) of the Advisers Act provides exceptions to this registration requirement.

3. Applicant asserts that it does not qualify for any of the exceptions provided by Section 203(b). Applicant also asserts that it is not prohibited from registering with the Commission under Section 203A(A) because it has assets under management of greater than $25,000,000.

4. Applicant requests that the Commission declare it to be a person not within the intent of Section 202(a)(11). Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to serve as the "family office" for the Fisher Family and the Fisher Family Entities. Applicant states that it has no public clients in the sense of retail or institutional investors, and that it has no plans to solicit or accept clients from the retail or institutional public. Applicant also states that it does not hold itself out to the public as an investment adviser, does not conduct any marketing activities, and does not engage in any advertising or attend conferences related to investment management as a vendor. Applicant asserts that serving as the "family office" for the Fisher Family has been, is, and will continue to be, the sole purpose for its existence and operation.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Jonathan G. Katz
Secretary